09055971

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66764

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWBC Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9311 San Pedro, Suite 600
(No. and Street)

San Antonio	Texas	78216
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cindy Jorgensen (210) 321-7235
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett, Stratemann & Company, LLP
(Name – *if individual, state last, first, middle name*)

100 NE Loop 410, Suite 1100	San Antonio	Texas	78216
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

CHECK ONE:

- ☑ Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cindy L. Jorgensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWBC Investment Services, LLC, as of February 25, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cindy L. Jorgensen

Signature

Financial Operations Principal

Title

Vicki L. Chapman

Notary Public

VICKI L. CHAPMAN
Notary Public
STATE OF TEXAS
My Comm. Exp. 06-10-2011

NOTARY PUBLIC STATE OF TEXAS

This report ** contains (check all applicable boxes):

(a) Facing Page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 1 5c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 1 5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 1 5c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

SWBC Investment Services, LLC

Table of Contents

PS&Co.

Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report

To the Member
SWBC Investment Services, LLC
San Antonio, Texas

We have audited the accompanying statements of financial condition of SWBC Investment Services, LLC (the "Company") as of December 31, 2008 and 2007, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SWBC Investment Services, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Padgett, Stratemann & Co

Certified Public Accountants
San Antonio, Texas
February 25, 2009

SAN ANTONIO · AUSTIN

100 N.E. Loop 410, Suite 1100 · San Antonio, Texas 78216 · P 210.828.6281 · T 800.879.4966 · F 210.826.8606 · www.padgett-cpa.com

SWBC Investment Services, LLC

Statements of Financial Condition

December 31, 2008 and 2007

Assets

Assets	**2008**	2007
Cash and cash equivalents	**$ 744,517**	$ 514,579
Accounts receivable	**116,591**	122,871
Prepayments	**36,453**	34,493
	897,561	671,943
Property and equipment – net	**67,137**	82,279
	$ 964,698	$ 754,222

Liabilities and Member's Equity

Liabilities		
Accounts payable – related party	**$ 102,888**	$ 23,294
Accrued liabilities	**422,169**	254,684
Total liabilities	**525,057**	277,978
Member's Equity	**439,641**	476,244
	$ 964,698	$ 754,222

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statements of Operations

Years Ended December 31, 2008 and 2007

	2008	2007
Revenues and income:		
Commission revenue	$ 3,359,160	$ 3,659,924
Commission expense and other costs of sales	(2,071,851)	(2,097,635)
Net revenue	1,287,309	1,562,289
Interest and other income	93,653	235,872
Total revenues and income	1,380,962	1,798,161
Expenses:		
Salaries and benefits	1,171,484	1,282,417
Selling and administration	803,870	762,878
Depreciation and amortization	30,325	26,783
Occupancy	51,762	53,126
Texas gross margin tax	10,124	-
Total expenses	2,067,565	2,125,204
Net loss	$ (686,603)	$ (327,043)

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statements of Changes in Member's Equity

Years Ended December 31, 2008 and 2007

Balance at December 31, 2006	$ 253,287
Contributions	550,000
Net loss – year ended December 31, 2007	(327,043)
Balance at December 31, 2007	476,244
Contributions	650,000
Net loss – year ended December 31, 2008	(686,603)
Balance at December 31, 2008	**$ 439,641**

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statements of Cash Flows

Years Ended December 31, 2008 and 2007

Increase (Decrease) in Cash and Cash Equivalents

	2008	2007
Cash Flows From Operating Activities		
Net loss	**$ (686,603)**	$ (327,043)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	**30,325**	26,783
Net change in:		
Accounts receivable	**6,280**	(74,123)
Accounts receivable – related party	**-**	125,765
Prepayments	**(1,960)**	(17,423)
Accounts payable – related party	**79,594**	23,294
Accrued liabilities	**167,485**	43,387
Net cash used in operating activities	**(404,879)**	(199,360)
Cash Flows From Investing Activities – capital expenditures	**(15,183)**	(109,062)
Net cash used in investing activities	**(15,183)**	(109,062)
Cash Flows From Financing Activities – contributions from member	**650,000**	550,000
Net cash provided by financing activities	**650,000**	550,000
Net increase in cash and cash equivalents	**229,938**	241,578
Cash and cash equivalents at beginning of year	**514,579**	273,001
Cash and cash equivalents at end of year	**$ 744,517**	$ 514,579

Notes to financial statements form an integral part of these statements.

1. Summary of Significant Accounting Policies

SWBC Investment Services, LLC (the "Company") was organized in the state of Texas in August 2004, as a single member limited liability company, for the purpose of forming a registered broker dealer with membership in the National Association of Securities Dealers ("NASD") now, Financial Industry Regulatory Authority ("FINRA"). In April of 2005, the Company was reorganized for the purpose of changing the single member to multiple members. The members were Southwest Business Corporation ("SWBC") and Kelly Tramontano with ownership interests of 48% and 52%, respectively.

Effective May 16, 2005, the Company received approval of its membership in NASD to operate as a broker dealer with an exemption from the Securities and Exchange Commission ("SEC") Rule 15c3-3 under Section k(2)(ii). The Company operated under a clearing agreement with Financial Network Investment Corporation ("Financial Network"), a subsidiary of ING, whereby Financial Network cleared transactions for the Company's customers on a fully-disclosed basis as customers of Financial Network. The Company did not hold cash or securities in connection with these transactions.

Effective November 8, 2006, the Company received approval from NASD to sell Kelly Tramontano's 52% ownership interest to SWBC, increase the firm's minimum net capital requirement to $50,000, and expand the lines of business beyond the safe harbor limitations. The Company made the licensing changes effective January 1, 2007. In addition, effective January 17, 2007, the Company changed clearing firms from Financial Network to National Financial Services, LLC ("National Financial"). National Financial is wholly-owned by Fidelity Global Brokerage Group, Inc., a wholly-owned subsidiary of FMR Corporation. National Financial began clearing transactions for the Company's customers on a fully-disclosed basis as customers of National Financial on January 17, 2007. The Company does not hold cash or securities in connection with these transactions.

A summary of the significant accounting policies followed by the Company in preparation of the accompanying financial statements is set forth below.

Use of Estimates in Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of interest-bearing and noninterest-bearing demand accounts with financial institutions.

Revenue Recognition

During 2008 and 2007, the Company received all securities and insurance commissions generated by registered representatives. Commissions and related transaction charges executed through National Financial are recorded on a trade-date basis as securities transactions occur.

Federal and State Income Taxes

There is no federal income tax provision included in these financial statements as the Company is a single member limited liability company owned by SWBC. As such, the Company is a disregarded entity for federal tax purposes and SWBC is responsible for reporting all federal taxes due on operations of the Company. As of December 31, 2007, Texas gross margin tax was recorded on a consolidated basis and was not allocated to the Company. During 2008, the Company was allocated $6,124 for 2007 Texas gross margin tax and was allocated $4,000 for 2008 Texas gross margin tax.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are calculated on the straight-line method based on the following estimated useful lives: furniture and equipment – 3 to 10 years; computer equipment – 3 to 5 years; and software – 3 years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.

Credit Risk

The Company's customer accounts are carried by the clearing agent. All execution and clearing services are also performed by the clearing agent. The agreement between the Company and the clearing agent stipulates that all losses resulting from the Company's inability to fulfill its contractual obligation are the responsibility of the Company.

Reclassification

Certain amounts have been reclassified from prior presentations at December 31, 2007 to conform to classifications at December 31, 2008. There is no effect on previously reported net income or retained earnings.

2. Related Party Transactions

During 2008 and 2007, the Company reimbursed SWBC for direct payroll costs, including commissions, direct operating expenses, accounting services, human resources services, legal services, marketing services, information technology services, telephone and communication costs, profit sharing costs, office space, office services, and certain types of insurance based, on actual usage. The Company uses intercompany payable accounts with SWBC and its subsidiaries to reflect this activity. No interest expense is recorded related to the intercompany accounts. For the year ended December 31, 2008, $2,911,114 was charged to the Company for these services and costs, and $2,831,520 was paid to SWBC for these services and costs. For the year ended December 31, 2007, $2,936,349 was charged to the Company for these services and costs, and $2,787,290 was paid to SWBC for these services and costs.

3. Property and Equipment

Property and equipment consist of the following classes of assets at December 31, 2008:

	2008	2007
Furniture and equipment	$ **18,490**	$ 16,154
Computer equipment	**22,046**	13,191
Leasehold improvements	**39,823**	39,823
Software	**41,997**	39,894
	122,356	109,062
Less accumulated depreciation and amortization	**(55,219)**	(26,783)
Net property and equipment	**$ 67,137**	$ 82,279

3. Property and Equipment (continued)

Depreciation and amortization expense by major asset classification for the year ended December 31, 2008 is summarized below:

	2008	2007
Furniture and equipment	$ 3,670	$ 3,449
Computer equipment	5,466	5,845
Leasehold improvements	7,467	7,467
Software	13,722	10,022
	$ 30,325	$ 26,783

4. Net Capital Requirements

The Company is subject to SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital requirements and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 after the first 12 months of operations. At December 31, 2008, the Company had net capital of $314,211, which was $264,211 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 167% at December 31, 2008. At December 31, 2007, the Company had net capital of $348,402, which was $298,402 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 80% at December 31, 2007.

Supplementary Information

SWBC Investment Services, LLC

Schedule of Computation of Net Capital

December 31, 2008

Schedule I – Computation of Net Capital

Total member's equity	$ 439,641
Deductions – nonallowable assets:	
Receivables older than 30 days	(16,986)
Prepayments	(36,453)
Property and equipment – net	(67,137)
Net capital before haircuts on securities	319,065
Haircuts on securities	(4,854)
Net capital	$ 314,211

Schedule II – Computation of Aggregate Indebtedness

Liabilities	$ 525,057
Total aggregate indebtedness	$ 525,057
Percentage of aggregate indebtedness to net capital	167%

Schedule III – Computation of Basic Net Capital Requirements

Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Excess net capital	$ 264,211

No differences exist between the amounts above, which are based on the audited financial statements, and the amounts in the Company's unaudited Financial and Operational Combined Uniform Single Report as of December 31, 2008, as amended on February 25, 2009.

See independent auditors' report.

PS&Co.

Padgett Stratemann & Co. LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Member
SWBC Investment Services, LLC
San Antonio, Texas

In planning and performing our audit of the financial statements of SWBC Investment Services, LLC (the "Company"), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recording differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control, including control activities for safeguarding securities, we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than the specified parties.

Padgett, Stratemann & Co.

Certified Public Accountants
San Antonio, Texas
February 25, 2009

SWBC Investment Services, LLC

Financial Statements
and Supplementary Information

December 31, 2008 and 2007